BRF S.A.

Companhia Aberta de Capital Autorizado

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

EXTRACT OF THE MINUTES OF THE MEETING OF THE FISCAL COUNCIL

HELD ON FEBRUARY 25, 2025

1.           DATE, TIME AND PLACE: Meeting held on February 25, 2025, at 10 a.m., at BRF S.A.’s (“Company”) office located at Avenida das Nações Unidas, 14401, 25th floor, Chácara Santo Antônio, in the City of São Paulo, State of São Paulo, Zip Code 04794-000, and by videoconference.

2.           CALL AND ATTENDENCE: Call dully carried out under to the Fiscal Council Internal Rules of BRF S.A., with the presence of the totality of the members of the Fiscal Council: Mr. Marco Antonio Peixoto Simões Velozo, Mr. Ricardo Florence dos Santos and Mr. Alexandre Eduardo de Melo. The meeting was attended by the representatives of Grant Thornton Independent Auditors (“Grant Thornton”), Mr. Octavio Zampirollo, Mr. André Barbosa and Mr. Ricardo Akira.

3.           PRESIDING BOARD: President: Marco Antonio Peixoto Simões Velozo. Secretary: Mateus Boeira Garcia.

4.           AGENDA: (i) The presentation of the Financial Statements and Management Report regarding the Fiscal Year ended December 31, 2024 and Presentation of the Grant Thornton Review relative to the 2024 Financial Statements regarding the Fiscal Year ended December 31, 2024.

5.           RESOLUTIONS: Once the agenda had been examined, the following matter was discussed, and the following resolution was taken:

5.1.      The Presentation of the Financial Statements and Management Report relative to Fiscal Year 2024 and Presentation of the Grant Thornton review relative to the 2024 Financial Statements: After presentation by the management of the Financial Statements, considering the explanatory notes and the report of the independent auditors, the members of the Fiscal Council, in the terms of Article 163, VII of Law no. 6.404/76, have been aware of all matters related to the Financial Statements for the fiscal year ended December 31, 2024, together with the Management Report, the Explanatory Notes and the Independent Auditors' Report ("2024 Financial Statements"). The members of the Company's Fiscal Council will issue, after the Board of Directors' deliberation, the Fiscal Council's Opinion, included in Attachment I of these minutes, with a favorable recommendation, without reservations, to the presentation of the 2024 Financial Statements by the Ordinary General Meeting to be held on March 31, 2025.

Minutes of the Ordinary Meeting of the Fiscal Council of BRF S.A. held on February 25, 2025. . Página 1 de 3

BRF S.A. Companhia Aberta de Capital Autorizado CNPJ 01.838.723/0001-27 NIRE 42.300.034.240 CVM 1629-2

6.           DOCUMENTS FILED AT THE COMPANY: The documents related to the agenda that supported the resolution taken by the members of the Fiscal Council or information presented during the meeting were filed at the Company’s head office.

7.           CLOSURE: There being no other matters to be discussed, the President declared the meeting closed, during which time the present minutes were drawn up in summary form by electronic processing and, having been read and found correct by all those present, were signed.

I certify that the above text is a faithful copy of the minutes which are filed in Book of the Minutes of the Ordinary and Extraordinary Meetings of the Company’s Fiscal Council.

São Paulo, February 25, 2025.

_________________________________ Mateus Boeira Garcia Secretary

Minutes of the Ordinary Meeting of the Fiscal Council of BRF S.A. held on February 25, 2025. . Página 2 de 3

BRF S.A. Companhia Aberta de Capital Autorizado CNPJ 01.838.723/0001-27 NIRE 42.300.034.240 CVM 1629-2

SCHEDULE I

FISCAL COUNCIL OPINION ON THE MANAGEMENT REPORT AND

THE FINANCIAL STATEMENTS OF DECEMBER 31,2024

The members of the Fiscal Council of BRF S.A., in the exercise of their legal and statutory duties, examined:

(i)	The Fiscal Statements (Controlling Company and Consolidated) of the fiscal year ended on December 31, 2024;
(ii)	The Management Report of the fiscal year ended on December 31, 2024; and
(iii)	The Report issued without qualification issued by Grant Thorton Auditores Independentes regarding the fiscal year ended on December 31, 2024;

Based on the documents examined and the clarifications provided, the undersigned members of the Fiscal Council opine that the Financial Statements and the Management Report are adequately presented and in conditions to be appreciated and deliberated upon the Ordinary General Shareholders’ Meeting.

São Paulo, February 25, 2025.

Fiscal Council

_______________________________ Marco Antonio Peixoto Simões Velozo	___________________________________ Ricardo Florence dos Santos

______________________________________

Alexandre Eduardo de Melo

Minutes of the Ordinary Meeting of the Fiscal Council of BRF S.A. held on February 25, 2025. . Página 3 de 3